UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C.  20549


REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
U.S.$100,000,000
Step-up Fixed Rate Callable Notes due 11 February 2027
Series No.: 1360-00-2


Filed pursuant to Rule 3 of Regulation AD
Dated:  9 February 2022

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$100,000,000 Step-up Fixed Rate Callable Notes due 11 February 2027 (Series No.: 1360-00-2) (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1.        Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus"), previously filed under a report of the ADB dated 2 February 2021, and in the Pricing Supplement relating to the Notes dated 9 February 2022 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 13 April 2021, was filed under a report of the ADB dated 13 April 2021.

The global and paying agent of the ADB with respect to the Notes is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom.

Item 2.        Distribution of Obligations

See the Prospectus, pages 66 to 71 and the Pricing Supplement.

As of 9 February 2022, the ADB entered into a Terms Agreement, filed herewith, with Citigroup Global Markets Inc. (the "Manager"), pursuant to which the ADB

has agreed to issue, and the Manager has agreed to purchase, a principal amount of the Notes aggregating U.S.$100,000,000 for an issue price of 100 per cent. of the principal amount. The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale.  It is expected that the delivery of the Notes will be made on or about 11 February 2022.

The Manager proposes to offer all the Notes to the public at the public offering price of 100 per cent. of the principal amount of the Notes.

Item 3. Distribution Spread

See the Pricing Supplement, pages 3 and 7, and the Terms Agreement.

|  | Price to the Public | Commissions and Concessions | Proceeds to ADB |
|---|---|---|---|
| Per Unit | 100% | 0.00% | 100% |
| Total | U.S.$100,000,000 | U.S.$0.00 | U.S.$100,000,000 |

Item 4.     Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5.     Other Expenses of Distribution

| Item | Amount |
|---|---|
| Legal Fees ............................................................. | U.S.$20,000* |

*     Asterisk indicates that the expense itemized above is an estimate.

Item 6.     Application of Proceeds
See the Prospectus, page 6.

Item 7.     Exhibits

(a)     (i)     Prospectus relating to the Global Medium-Term Note Program dated 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

        (ii)     Pricing Supplement dated 9 February 2022.

(b)    Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c)    (i)    Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

       (ii)   Terms Agreement dated 9 February 2022.

(d)    (i)    Information Statement dated 13 April 2021, previously filed under a report of the ADB dated 13 April 2021.

       (ii)   Prospectus and Pricing Supplement (see (a) above).

ADB does not fall under the scope of application of Directive 2014/65/EU (as amended, "**MiFID II**") or Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 ("**U.K. MiFIR**"). Consequently, ADB does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of either MiFID II or U.K. MiFIR.

**PRICING SUPPLEMENT**



**ASIAN DEVELOPMENT BANK**

**GLOBAL MEDIUM-TERM NOTE PROGRAM**

**Series No.: 1360-00-2**

**U.S.$100,000,000 Step-up Fixed Rate Callable Notes due 11 February 2027**

**Issue price: 100 per cent.**

*Manager*

**Citigroup**

The date of this Pricing Supplement is 9 February 2022.

This pricing supplement (the "Pricing Supplement") is issued to give details of an issue of U.S.$100,000,000 Step-up Fixed Rate Callable Notes due 11 February 2027 (the "Notes") by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 7 December 2021.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

**The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.**

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Manager to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

# TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

**General Provisions**

| | | | |
|---|---|---|---|
| 1. | Issuer: | | Asian Development Bank ("ADB") |
| 2. | Series Number: | | 1360-00-2 |
| 3. | (i) | Specified Currency (Condition 1(c)): | United States Dollar ("U.S.$") |
| | (ii) | Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)): | Not applicable |
| | (iii) | Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)): | Not applicable |
| | (iv) | Alternative Currency (Condition 7(i)) (if applicable): | Not applicable |
| 4. | Aggregate Nominal Amount: | | U.S.$100,000,000 |
| 5. | Issue Price: | | 100 per cent. of the Aggregate Nominal Amount |
| 6. | Specified Denominations (Condition 1(a)): | | U.S.$200,000 |
| 7. | (i) | Issue Date (Condition 5(d)): | 11 February 2022 |
| | (ii) | Interest Commencement Date (if different from the Issue Date) (Condition 5(d)): | Not applicable |
| 8. | Maturity Date or Redemption Month (Condition 6(a)): | | The earlier of (i) 11 February 2027 and (ii) the Optional Redemption Date (as defined in 21(i) below) |

| | | | |
|---|---|---|---|
| 9. | Interest Basis (Condition 5): | | Fixed Rate (Condition 5(a)) (further particulars specified below) |
| 10. | Redemption/Payment Basis (Condition 6(a)): | | Redemption at par |
| 11. | Change of Interest or Redemption/Payment Basis: | | Not applicable |
| 12. | Put/Call Options (Conditions 6(e) and (f)): | | Call Option (further particulars specified below) |
| 13. | Status of the Notes (Condition 3): | | Senior |
| 14. | Listing: | | None |
| 15. | Method of distribution: | | Non-syndicated |

**Provisions Relating to Interest Payable**

| | | | |
|---|---|---|---|
| 16. | Fixed Rate Note Provisions (Condition 5(a)): | | Applicable |
| | (i) | Rate(s) of Interest: | From and including the Issue Date to but excluding 11 February 2024: 1.52 per cent. per annum payable semi-annually in arrear |
| | | | From and including 11 February 2024 to but excluding the Maturity Date: 2.50 per cent. per annum payable semi-annually in arrear |
| | (ii) | Interest Payment Date(s): | 11 February and 11 August of each year, commencing on 11 August 2022 up to and including the Maturity Date, adjusted in accordance with the applicable Business Day Convention |
| | (iii) | Interest Period End Date(s): | 11 February and 11 August of each year, commencing on 11 August 2022 up to and including the Maturity Date |
| | (iv) | Interest Period End Date(s) adjustment: | Unadjusted |

| | | | |
|---|---|---|---|
| | (v) | Business Day Convention: | Following Business Day Convention |
| | (vi) | Fixed Coupon Amount(s): | U.S.$1,520 per Specified Denomination payable on 11 August 2022, 11 February 2023, 11 August 2023 and 11 February 2024 |
| | | | U.S.$2,500 per Specified Denomination payable on 11 August 2024, 11 February 2025, 11 August 2025, 11 February 2026, 11 August 2026 and the Maturity Date |
| | (vii) | Broken Amount(s): | Not applicable |
| | (viii) | Relevant Financial Center: | New York |
| | (ix) | Additional Business Center(s) (Condition 5(d)): | London |
| | (x) | Day Count Fraction (Condition 5(d): | 30/360 |
| | (xi) | Determination Date(s): | Not applicable |
| | (xii) | Other terms relating to the method of calculating interest for Fixed Rate Notes: | Not applicable |
| 17. | | Floating Rate Note Provisions (Condition 5(b)): | Not applicable |
| 18. | | Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)): | Not applicable |
| 19. | | Index-Linked Interest Note Provisions: | Not applicable |
| 20. | | Dual Currency Note Provisions: | Not applicable |

**Provisions Relating to Redemption**

| | | | |
|---|---|---|---|
| 21. | | Call Option (Condition 6(e)): | Applicable |
| | (i) | Optional Redemption Date(s): | The Issuer has the right to call the Notes at the Optional Redemption Amount on 11 February 2024, subject to no adjustment for call purposes, and subject to adjustment in accordance with the applicable Business |

Day Convention (for payment purposes only)

|  |  |  |  |
|---|---|---|---|
| | (ii) | Optional Redemption Amount(s) and method, if any, of calculation of such amount(s): | The Optional Redemption Amount payable on the relevant Optional Redemption Date shall be 100 per cent. of the Aggregate Nominal Amount |
| | (iii) | If redeemable in part: | Not applicable |
| | (iv) | Notice period (if other than as set out in the Conditions): | Not less than ten (10) Relevant Business Days' notice to the holders of the Notes prior to the relevant Optional Redemption Date |
| 22. | | Put Option (Condition 6(f)): | Not applicable |
| 23. | | Final Redemption Amount: | Aggregate Nominal Amount |
| | (i) | Alternative Payment Mechanism (Conditions 7(a) and (c)): | Not applicable |
| | (ii) | Long Maturity Note (Condition 7(f)): | Not applicable |
| | (iii) | Variable Redemption Amount (Condition 6(d)) | Not applicable |
| 24. | | Early Redemption Amount: | |
| | (i) | Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions): | As set out in the Conditions |
| | (ii) | Unmatured Coupons to become void (Condition 7(f)): | Not applicable |

**Additional General Provisions Applicable to the Notes**

| | | | |
|---|---|---|---|
| 25. | | Form of Notes: | Registered Notes |
| | (i) | Definitive Registered Notes: | Registered DTC Global Note available on Issue Date; not exchangeable for individual Definitive Registered Notes |
| | (ii) | New Safekeeping Structure (NSS Form): | No |
| 26. | | Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature): | Not applicable |
| 27. | | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment: | Not applicable |
| 28. | | Details relating to Installment Notes: | Not applicable |
| 29. | | Redenomination, renominalization and reconventioning provisions: | Not applicable |
| 30. | | Consolidation provisions: | Not applicable |
| 31. | | Other terms or special conditions: | Not applicable |

**Distribution**

| | | | |
|---|---|---|---|
| 32. | (i) | If syndicated, names of Managers: | Not applicable |
| | (ii) | Stabilizing Manager (if any): | Not applicable |
| | (iii) | Commissions and Concessions: | Not applicable |
| 33. | | If non-syndicated, name of Dealer: | Citigroup Global Markets Inc. |

| 34. | Additional selling restrictions: | Not applicable |
|---|---|---|

**Operational Information**

| 35. | (i) | ISIN: | US04517PBJ03 |
|---|---|---|---|
| | (ii) | CUSIP: | 04517PBJ0 |
| | (iii) | CINS: | Not applicable |
| | (iv) | Other: | Not applicable |

| 36. | Common Code: | 244103090 |
|---|---|---|

| 37. | Details of benchmarks administrators and registration under Benchmarks Regulation: | Not applicable |
|---|---|---|

| 38. | Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s): | Not applicable |
|---|---|---|

| 39. | Delivery: | Delivery against payment |
|---|---|---|

| 40. | Additional Paying Agent(s) (if any): | Not applicable |
|---|---|---|

| 41. | Governing Law: | English |
|---|---|---|

| 42. | Intended to be held in a manner which would allow Eurosystem eligibility: | Not applicable |
|---|---|---|

**Material Adverse Change Statement**

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the Information Statement of ADB, which was most recently published on 13 April 2021.

**Recent Developments**

On 3 January 2022, Roberta Casali succeeded Ingrid van Wees as Vice-President for Finance and Risk Management.

**Responsibility**

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By:

    Name:  MARIA A. LOMOTAN

    Title:  Assistant Treasurer

**ISSUER**

**Asian Development Bank**
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

**GLOBAL AGENT**

**Citibank, N.A., London Branch**
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB
United Kingdom

**LEGAL ADVISERS TO THE MANAGER**

*As to English law*

**Cleary Gottlieb Steen & Hamilton LLP**
One Liberty Plaza
New York, NY 10006
USA

# TERMS AGREEMENT NO. 1360-00-2

## under the

## ASIAN DEVELOPMENT BANK

## GLOBAL MEDIUM-TERM NOTE PROGRAM

## U.S.$100,000,000

## Step-up Fixed Rate Callable Notes due 11 February 2027

9 February 2022

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Attention: Assistant Treasurer, Funding Division

      Citigroup Global Markets Inc. (the "Manager") agrees to purchase from the Asian Development Bank ("ADB") its U.S.$100,000,000 Step-up Fixed Rate Callable Notes due 11 February 2027 (the "Notes") described in the pricing supplement dated as of the date hereof relating thereto (the "Pricing Supplement") and the related Prospectus dated 9 December 2020 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") at 9:00 a.m., New York time, on 11 February 2022 (the "Settlement Date") at an aggregate purchase price of U.S.$100,000,000 on the terms set forth herein and in the Standard Provisions dated as of 9 December 2020 (the "Standard Provisions") relating to the issuance of Notes by ADB.  The Standard Provisions are incorporated herein by reference.  In so purchasing the Notes, the Manager understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

      When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein.  All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

      ADB represents and warrants to, and agrees with, the Manager that the representations and warranties of ADB set forth in Section 2(a) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as though made at and as of the Settlement Date.

      The Manager warrants and covenants that this Terms Agreement has been duly authorized, executed and delivered by it, and that such execution and delivery does not, and the performance by it of its obligations hereunder will not, contravene any provision of applicable law or its articles of association or equivalent constitutive documents or any judgment, order or decree of any governmental body, regulatory agency or court having jurisdiction over it.  The Manager warrants

and covenants to ADB that the warranties of the Manager set forth in Section 2(b) of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of the Manager to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained herein and therein. The obligation of the Manager to purchase Notes hereunder is further subject to the additional conditions (if applicable) set forth in Section 6 of the Standard Provisions, including the receipt by the Manager of the documents referred to in Sections 6(c)(i) and (vi) of the Standard Provisions.

ADB certifies to the Manager that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The following additional terms shall apply to the issue and purchase of Notes:

1.      ADB agrees that it will issue the Notes and the Manager agrees to purchase the Notes at the aggregate purchase price specified above.

2.      Payment for the Notes shall be made on the Settlement Date by the Manager to Citibank, N.A., London Branch as custodian for DTC, for transfer in immediately available funds to Federal Reserve Bank of New York, New York (SWIFT code: FRNYUS33) for the account of Asian Development Bank, Manila (SWIFT code: ASDBPHMM) ADB's Account A No. 021080245. Delivery of the Notes shall be made to Citibank N.A., London Branch as custodian for DTC, for the DTC account number 274 of Citigroup Global Markets Inc.

3.      ADB hereby appoints the Manager as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The Manager shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The Manager acknowledges having requested and received, or waived receipt of, a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto.

4.      In consideration of ADB appointing the Manager as a Dealer solely with respect to this issue of Notes, the Manager hereby undertakes for the benefit of ADB that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

5.      The Manager acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and

that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Manager that have arisen prior to such termination.

6.      For purposes hereof, the notice details of the Manager are as follows:

> Citigroup Global Markets Inc.
> 388 Greenwich Street
> New York, New York 10013
> United States
> Fax: (646) 291-1469
> Attention: General Counsel

7.      All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

The Standard Provisions and this Terms Agreement, and any dispute or claim (including non-contractual disputes or claims) arising out of or in connection with it or its subject matter or formation, shall be governed by and construed in accordance with the laws of England.

Except for the rights of Indemnified Parties to enforce the indemnities provided under Section 7 of the Standard Provisions, a person who is not a party to this Terms Agreement has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Standard Provisions or this Terms Agreement. Any date or period specified in the Standard Provisions or this Terms Agreement may be postponed or extended by mutual agreement between ADB and the Manager but, as regards any date or period originally fixed or so postponed or extended, time shall be of the essence. The Standard Provisions and this Terms Agreement, and any documents entered into pursuant thereto, constitute the entire agreement between ADB and the Manager in relation to the subject matter thereof and supersede and extinguish, and each of ADB and the Manager in entering into this Terms Agreement and such other documents agrees that it does not rely on and shall have no remedy in respect of, all prior drafts and all prior agreements, understandings, undertakings, arrangements, representations and warranties (of any nature whatsoever, of any person whether party to this Terms Agreement or not and whether written or oral) in relation to such subject matter other than as expressly set out in the Standard Provisions and this Terms Agreement, save that nothing herein shall exclude or limit any liability or remedy arising as a result of fraud or affect or diminish ADB's or the Manager's liability under Section 7 of the Standard Provisions.

With respect to any legal action or proceedings ("Proceedings") arising out of or in connection with this Terms Agreement, each of the parties irrevocably submits to the exclusive jurisdiction of the courts of England, provided, however, that in accordance with Article 50, paragraph 2 of the Agreement Establishing the Asian Development Bank (the "Charter"), no action shall be brought against ADB by any member of ADB, or by any agency or instrumentality of a member, or by any entity or person directly or indirectly acting for or deriving claims from a member, or from any entity or instrumentality of a member, and that, in accordance with Article 50, paragraph 3 of the Charter, the property and assets of ADB shall, wheresoever located and by whomsoever held, be immune from all forms of seizure, attachment or execution before the delivery of final judgment against ADB.

ADB hereby irrevocably appoints Law Debenture Corporate Services Limited at 8th Floor, 100 Bishopsgate, London EC2N 4AG, United Kingdom as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England.  If for any reason such process agent ceases to be able to act as such or no longer has an address in London, ADB irrevocably agrees to appoint a substitute process agent and shall immediately notify the Manager of such appointment in accordance with Section 10 of the Standard Provisions and this Terms Agreement.  Nothing shall affect the right to serve process in any manner permitted by law.

Nothing in this Terms Agreement shall be construed as an express or implied waiver, renunciation or other modification of any immunities, privileges or exemptions of ADB accorded under the Charter, international convention or any applicable law.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

CITIGROUP GLOBAL MARKETS INC.

By:

    Name:  Adam D. Bordner
    Title:  Director

*[Signature continued on the following page.]*

4

CONFIRMED AND ACCEPTED, as of the
date first written above:

ASIAN DEVELOPMENT BANK



By:

    Name: MARIA A. LOMOTAN
    Title:   Assistant Treasurer